Item 77.H Change in Control of Registrant



Obtaining Control of Credit Suisse Trust Global Small Cap Portfolio

As of December 31, 2006, Kemper Investors Life Insurance Company ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of June 30, 2007, Shareholder owned 1,839,788.325 shares of the Fund, which represented 26.46% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.